FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 1, 2010
2.	Press release dated March 8, 2010
3.	Press release dated March 16, 2010
4.	Press release dated March 22, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2010
ARM HOLDINGS PLC.

By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

ARM LAUNCHES DS-5 DEVELOPMENT TOOLS FOR ARM LINUX-BASED SYSTEMS

The Keil Development Studio 5 simplifies Linux & Android application development on ARM processor-based systems

CAMBRIDGE, UK – Mar. 1, 2010 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced, at the Embedded World conference in Nurnberg, Germany, the launch of the Keil™ Development Studio 5 (DS-5) Application Edition, a software development tool suite which simplifies the development of Linux and Android native applications for ARM® processor-based systems, reducing the learning curve and shortening the development and testing cycle.

DS-5 Application Edition features an Eclipse-based project manager with support for multiple workspaces and projects, and powerful C/C++ and assembler code editing functions. It also includes a fully featured Linux application debugger with detailed graphical views and processor control mechanisms, and a fast model of an ARM Cortex™-A8 processor-based SoC for rapid ARM Linux development without the need for any hardware target.

DS-5 is preconfigured to support popular development boards including the OMAP35x processor-based BeagleBoard and Texas Instruments Incorporated (TI) OMAP35x evaluation module. DS-5 automates downloading applications and libraries to the target’s file system, starting them and connecting the debugger, which enables developers to focus their effort on analyzing and fixing their code. DS-5 Application Edition also includes two Linux example projects, the Gnometris application and the Libgames-support shared library.

“The industry-standard Eclipse design environment enables the integration of plug-ins from several tool vendors into a single framework. Eclipse-based tools such as DS-5 help us be more efficient when developing software for our multi-architecture automotive devices,” said Carol de Vries, R&D Manager Automotive, NXP. “We gladly continue to collaborate with ARM by providing valuable use cases, requirements and feedback on their development tools”.

“With development platforms ranging from the low-cost BeagleBoard to the full OMAP35x EVM, open source enthusiasts can harness the capabilities of the DS-5 Application Edition to start designing inventive ARM Linux systems easier and faster,” said Jason Kridner, open platforms principal architect, TI.

“ARM is committed to providing our Partners with the tools required to easily and rapidly develop optimized ARM processor-based products,” said John Cornish, EVP and GM, System Design Division, ARM. “DS-5 represents a significant addition to our Keil tools portfolio and has been designed specifically for developers wishing to develop Linux applications for ARM processor-based systems.”

DS-5 Application Edition is the first of three planned DS-5 editions and supports Linux and Android native application development with a GNU compiler optimized for ARM Linux and an Ethernet or serial connection to the target. Future editions will include kernel and driver debug and trace, and the highly optimizing ARM Compiler.

See a DS-5 demo at Embedded World 2-4 March 2010
A Linux application debug demo using DS-5 and the Beagle Board will be showing at the Keil booth (number 10 -231).

Availability

The DS-5 Application Edition is available for download today from www.keil.com/ds5 and can be used for free until 30 September 2010.

ENDS

About Keil

Keil™, the tools division of ARM, makes C/C++ compilers, debuggers, integrated environments, real-time kernels, simulation models, and boards for ARM, 8051, C166, and 251 processor families. The comprehensive range supports standard microcontrollers (MCU), smartcards, application specific standard parts (ASSP), and complex system-on-chip (SoC) devices.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ARM is a registered trademark of ARM Limited. Cortex and Keil are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:

ARM PRESS OFFICE:  New number

Alan Tringham	Charlene Marini
ARM	ARM
+44 1223 400947	+1 408-576-1131
alan.tringham@arm.com	charlene.marini@arm.com

Item 2

ARM AMBA 4 SPECIFICATION MAXIMIZES PERFORMANCE AND POWER EFFICIENCY

New AMBA specification and AXI protocols build on de facto standard to broaden market applicability

CAMBRIDGE, UK – Mar. 8, 2010 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced availability of phase one of the new AMBA® 4 specification, providing increased functionality and efficiency for complex, media-rich on-chip communication.

The AMBA specification is the de facto standard for system on-chip interconnects, and was introduced by ARM more than 15 years ago. Like its predecessor AMBA 3, introduced in 2003, the AMBA 4 specification has been designed by and for the industry with contributions from thirty-five of the industry’s leading OEM, semiconductor and EDA vendors.

Phase one of the AMBA 4 specification includes definition of an expanded family of AXI™ interconnect protocols including AXI4, AXI4-Lite and AXI4-Stream. The AXI4 protocol adds support for longer bursts and Quality of Service (QoS) signaling, and is a natural extension of the AMBA 3 specification. Long burst support aids integration of devices with large block transfers, while QoS signaling provides the ability to manage latency and bandwidth in complex multi-master systems.

The new AMBA 4 specification and the AXI4 protocols have also been extended to meet the needs of FPGA implementations. AXI4-Lite is a subset of the full AXI4 specification for simple control register interfaces, reducing SoC wiring congestion and simplifying implementation, while the AXI4-Stream protocol provides an efficient streaming interface for non address-based, point-to-point communication, such as video and audio data.

“These new specifications are a clear demonstration of the ongoing technical development and innovation in on-chip communication by ARM, and also the ongoing extension of the AMBA specification into new areas such as the FPGA community,” said Keith Clarke, VP & GM of Fabric IP -Processor Division, ARM. “Standards such as AMBA, which are widely adopted across the industry, enable significant benefits in design reuse, increased efficiency and interoperability which can be utilized by every level of the design community. The AMBA 4 specification will take embedded system design to performance and efficiency levels considered the exclusive domain of desktop, laptop and network equipment.”

Early adopters of these new specifications include Arteris, Cadence, Mentor, Sonics, Synopsys and Xilinx.

“We have worked closely with ARM on the definition, development and review of the AMBA 4 AXI4-Lite and AXI4-Stream specifications,” said Vin Ratford, sr. VP Worldwide Marketing and Business Development, Xilinx. “As the line between chips and systems continues to blur, we need to adopt open standards such as AMBA to enable developers to combine the high-speed parallel processing performance possible in FPGAs with traditional processor based systems.”

Announcements regarding phase two of the new AMBA 4 specification will be issued later in 2010. These will include additional enhancements such as memory coherency and barriers support, which will simplify the software programmer’s view of the compute sub-system and reduce traffic to the external memory, further maximizing performance and power efficiency.

The AMBA 4 phase one specifications including AXI4, AXI4-Lite and AXI4-Stream can be downloaded today from http://www.amba.com.

ENDS

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ARM and AMBA are registered trademarks of ARM Limited. AXI is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:

Alan Tringham	Charlene Marini
ARM	ARM
+44 1223 400947	+1 408-576-1131
alan.tringham@arm.com	charlene.marini@arm.com

Item 3

ARM TO RESHAPE THE SMARTCARD MARKET WITH INDUSTRY’S SMALLEST AND MOST ENERGY-EFFICIENT SECURCORE SC000 PROCESSOR

Intersection of increasing application requirements and leading licensable processor technology will drive generational leap in the smartcard market

CAMBRIDGE, UK – Mar. 16, 2010 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced at the Cartes-Asia conference in Hong Kong, the launch of the highly compact and energy-efficient ARM® SecurCore™ SC000™ processor (pronounced SC triple zero), designed specifically for the highest volume smartcard and embedded security applications. The SC000 processor is the latest addition to the successful ARM SecurCore family of processors, greatly expanding the range of target applications into tamper-resistant contact and contactless smartcards such as SIM, government, banking, transport, ID and conditional access. Delivering unprecedented feature-rich 32-bit performance in competitive 8/16-bit cost, area and power footprints, the SC000 processor is ideally suited for the next-generation devices in the highest volume smartcard markets.

The SC000 processor leverages ARM’s experience and leadership in secure processing, joining the solidly established and broadly-supported SC100™ and SC300™ SecurCore processors. These two processors have already been licensed to more than 15 vendors including Atmel, NXP, Samsung, STMicroelectronics and Toshiba, and accounted for more than 50 percent of the global 32-bit smart card shipments in 2009.

The smartcard market shipped more than 4 billion units in 2009, and is estimated to grow at 10 percent CAGR over the next five years. Furthermore, independent research indicates the 32-bit secure processor subsegment is poised for significant growth over existing 8/16-bit legacy solutions, as the latter struggle to provide the features, performance and energy-efficiency demanded by next-generation smartcards.

Four of the top five silicon vendors in the smartcard industry will have access to the SC000 processor, or the underlying ARMv6M architecture, upon release enabling them to design the next generation of secure devices that can cater the global smartcard market. A number of other silicon vendors are also in advanced SC000 processor licensing discussions with ARM.  SC000 processor-based devices are expected to start shipping in volume as early as 2011.

“ST believes that the ARM SecurCore SC000 processor will enable a new generation of Secure Smartcard ICs, offering high 32-bit performance and low power consumption, particularly adapted to secure contactless applications such as Government and ID, Banking and multi-application,” said Marie-France Florentin, General Manager of STMicroelectronics Secure Microcontroller Division. “The high performance ARM SecurCore SC000 combined with ST's 90nm e-Flash advanced Smartcard technology and strong expertise in security have the potential to become fundamental assets in the preparation of the next generation of Secure Smartcard ICs.”

Device and cost consolidation are key drivers of the global smartcard market. The demand for low-power, fully-featured smart cards is also fueled by increasingly security and cost-conscious government and transport agencies. Industry-standard secure 32-bit platforms such as the ARM SecurCore SC000 processor are essential to meet these needs and enable OEMs and vendors to focus on adding real value.

“Smartcards are being used for an increasingly broad range of applications with diverse system requirements and price points, while the industry demands standardization to minimize costs and time-to-market.” said Eric Schorn, vice president of Marketing, Processor Division, ARM. “The highly-configurable SC000 processor meets these needs perfectly inside of an unprecedented area, cost and power footprint.”

The SC000 combines the proven security features of ARM SecurCore processors, currently the most widely-licensed 32-bit CPU for smartcards worldwide, with leadership technology from the Cortex-M0. The result provides comparable performance at three times the energy efficiency and one third of the size. The SC000 processor’s low power footprint makes it an ideal choice for a range of contactless and NFC applications.

The highly-configurable security features of the SC000 processor enable vendors to easily design a diverse range of differentiated secure devices for specific smart card applications while retaining forward architectural compatibility with the high-end SC300 processor, enabling easy migration to high–performance, high-security applications.

Software development on the SC000 is supported by the Keil Microcontroller Development Kit (MDK) from ARM. The MDK is the most widely used tool chain in the smartcard world, and will enable easy migration of designs to the SC000 processor through high-quality development and debug features and an interface familiar to smartcard software developers worldwide.”

Availability

The ARM SecurCore SC000 processor is available for licensing now for delivery in the third quarter of 2010, along with a full range of supporting technology.

ENDS

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ARM is a registered trademark of ARM Limited. SecurCore SC100, SC300 and SC000 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:

Alan Tringham	Charlene Marini
ARM	ARM
+44 1223 400947	+1 408-576-1131
alan.tringham@arm.com	charlene.marini@arm.com

Racepoint Group Europe

Kersti Klami / Alice Jackson / Blaise Hammond
+44 (208) 752 3215
armuk@racepointgroup.com

Item 4

ARM HELPS BRIDGE THE GAP BETWEEN CONSUMER PRODUCTS AND AUTOMOTIVE INFOTAINMENT

Elected Charter seat for ARM on GENIVI Board of Directors

CAMBRIDGE, UK - Mar. 22, 2010 –ARM [(LSE: ARM); (Nasdaq: ARMH)], announced today their Elected Charter seat on the board of directors of the GENIVI Alliance. ARM’s engagement in GENIVI is part of its overarching strategy to enable consumers with the same user experience across all forms of entertainment equipment, wherever and whenever they want.

The GENIVI alliance brings a new level of collaboration between automotive manufacturers, suppliers and technology providers looking to streamline the development and support of in-vehicle infotainment (IVI).  GENIVI aims to provide a reusable, open source IVI platform that will deliver benefits including shorter development cycles and quicker time-to-market whilst opening up the innovation potential in automotive infotainment.

IVI is a rapidly growing and evolving area that brings together a wide range of automotive infotainment elements such as music, news, internet, multimedia, navigation and phone communication.  ARM and its extensive Partner ecosystem can now leverage its considerable knowledge and experience working with a wide range of these elements, together with many years of Linux-based Open Source collaborations, to deliver innovation and diversity to enhance the end-user automotive experience.

“In just twelve months since its inception GENIVI has made great strides in the development and implementation of an open source software platform for automotive IVI applications,” said Graham Smethurst, GENIVI president. “The alliance is totally dependent upon the co-operation of its members and as one of the industry’s greatest proponents of open standards I believe ARM will be a great asset to GENIVI as we move forward.”

“NEC Electronics has a long history of developing world-class products for the automotive market. For the Infotainment and navigation space, we have based our products around the ARM architecture, and as a fellow member of the GENIVI Alliance as well as an ARM partner, we are extremely pleased to see the leadership position that ARM is taking within the Alliance,” said Jim Trent, vice president and general manager, Multipurpose Microcontroller and Automotive Group, NEC Electronics America, Inc. “We believe this will provide the automotive community with a stronger foundation for the innovative Infotainment features provided by the GENIVI platform.  We will continue our close collaboration with ARM and GENIVI to help further drive adoption of this platform.”

“Samsung has been a leading supplier of ARM processors for the Navigation and Infotainment market,” said Yiwan Wong, Vice President, System LSI marketing, Samsung Electronics. “We welcome the open platform initiatives promoted by GENIVI and have joined as a member in January 2010. We are very pleased to see that ARM has been elected to GENIVI’s board to provide continuous leadership to drive for the initiative’s success.”

 “Our engagement in GENIVI is a natural evolution of ARM's vision to enable the same compelling user experience across all forms of consumer equipment and continue our market leadership position in the area of automotive infotainment,” said Kevin Smith, VP Segment Marketing, ARM . “The success of ARM’s business model is well demonstrated with a significant number of ARM Partners actively involved in delivering highly-differentiated, software-compatible solutions into this segment and look forward to driving further innovation as we take up this elected seat”.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://cc.arm.com/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries:  ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contacts
Trina Watt,
ARM
Tel: +44 1223 400835,
Email:trina.watt@arm.com

Charlene Marini,
ARM
Tel: +1 408-576-1131,
Email: charlene.marini@arm.com